LIQUOR GROUP WHOLESALE, INC.

                         4600 Touchton Road, Suite 1150
                             Jacksonville, FL 32246
                                  904-285-5885

                                September 3, 2008


Dana Brown
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

      Re:   Liquor Group Wholesale, Inc.
            Form S-1
            SEC File No. 333-147526


     Liquor Group Wholesale, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to September 9, 2008, 11:00 a.m. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


                                Very truly yours,


                                /s/ C.J. Eiras
                                ---------------------------------------
                                C.J. Eiras, President